Exhibit 34.1

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone:	(416) 777-8500
333 Bay Street Suite 4600	Fax:	(416) 777-8818
Toronto, ON M5H 2S5	Internet:	www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors of The Bank of Nova Scotia

We have examined management’s assertion, included in the accompanying management’s Report on Assessment of Compliance with Applicable Servicing Criteria for Covered Bonds by The Bank of Nova Scotia (the Bank), that the Bank complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB (the Servicing Criteria) for the eligible residential mortgages in the cover pool held by Scotiabank Covered Bond Guarantor Limited Partnership in relation to the Bank’s Global Registered Covered Bond Program (the Platform), as of and for the year ended October 31, 2020, except for criteria 1122(d)(1)(ii), d(1)(iii), d(1)(iv), d(1)(v), 1122(d)(2)(iii), and 1122(d)(2)(vi), which management of the Bank has determined are not applicable to the activities performed by the Bank with respect to the Platform. With respect to applicable servicing criteria 1122(d)(2)(ii), 1122(d)(3)(ii), d(3)(iii), d(3)(iv), and 1122(d)(4)(xv), management of the Bank has determined that there were no activities performed during the year ended October 31, 2020 with respect to the Platform, because there were no occurrences of events that would require the Bank to perform such activities. Management is responsible for the Bank’s compliance with the Servicing Criteria. Our responsibility is to express an opinion on management’s assertion about the Bank’s compliance with the Servicing Criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the Servicing Criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the Servicing Criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the Servicing Criteria.

In our opinion, management’s assertion that the Bank complied with the aforementioned Servicing Criteria as of and for the year ended October 31, 2020 is fairly stated, in all material respects.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
January 29, 2021

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